NO ACT

PE 1-19-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





11005725

February 10, 2011

Jimmy Yang
Legal Director
Merck & Co., Inc.
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-10-11

Re: Merck & Co., Inc.
Incoming letter dated January 19, 2011

Dear Mr. Yang:

This is in response to your letter dated January 19, 2011 concerning the shareholder proposal submitted to Merck by Laszlo R. Treiber. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Laszlo R. Treiber

FISMA & OMB Memorandum M-07-16

February 10, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Merck & Co., Inc.
Incoming letter dated January 19, 2011

The proposal relates to employment matters.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Merck's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Merck relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office of Corporate Staff Counsel

Merck & Co., Inc.
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218


MERCK

January 19, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal from Laszlo R. Treiber

Ladies and Gentlemen:

Merck & Co, Inc., formerly known as Schering-Plough Corporation ("Schering-Plough"), a New Jersey corporation ("Merck" or the "Company") received a shareholder proposal (the "Proposal") on August 18, 2010, from Laszlo R. Treiber (the "Proponent") for inclusion in the Company's proxy materials for its 2011 Annual Meeting of Stockholders (the "Proxy Materials"). A copy of the Proposal and the accompanying letter from the Proponent are attached to this letter as Exhibit 1. The Company believes that it may properly omit the Proposal from the Proxy Materials for the reasons discussed in this letter. The Proponent requests the Company's Proxy Materials include the following proposal:

> RESOLVED: I propose, that Merck & Co. agree with Merv Turner's allegation, that researchers are to be blamed for the inefficiency of drug discovery. I further propose, that all inefficient researchers along with the managers responsible for their hiring, job assignments and performance be terminated. In addition I propose, that all executives who do not "explain exactly how greater efficiency might be achieved" and successfully implemented be fired. Finally, I propose, that the vacancies thus created be filled with executives and researchers recognized by Merck as competent and productive by licensing in the drugs and technologies they have discovered, created and developed.

In accordance with Staff Legal Bulletin 14D (November 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company is simultaneously sending a copy of this letter and its attachments to the Proponent as notice of its intention to exclude the Proposal and supporting statements from the Proxy Materials and the reasons for the omission. The Company intends to file its definitive

Proxy Materials with the Securities and Exchange Commission (the "Commission") on or after April 11, 2011. Accordingly, pursuant to Rule 14a-8(j), this letter is being timely submitted (not less than 80 days in advance of such filing).

SUMMARY

We believe that the Proposal may properly be excluded from our Proxy Materials for the following reasons, each of which in and of itself should be sufficient:

- Pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to timely provide the requisite proof of continuous stock ownership in response to the Company's request for that information.

- Pursuant to Rule 14a-8(i)(7) because it relates to ordinary business operations.

- Pursuant to Rule 14a-8(i)(4) as it relates to the redress of a personal claim or grievance against the Company.

BACKGROUND

On November 3, 2009 (the "Effective Date"), the entity formerly known as Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough. Under the merger agreement, Old Merck shareholders received one share of Merck common stock ("Merck Common Stock") for each share of Old Merck common stock ("Old Merck Common Stock"). Each outstanding share of Schering-Plough common stock ("Schering-Plough Common Stock") had the right to receive $10.50 in cash and 0.5767 of a share of Merck Common Stock. Upon completion of the merger, Old Merck Common Stock was delisted and Old Merck was no longer a publicly traded company and became a wholly-owned subsidiary of Schering- Plough. Also on the Effective Date, Schering-Plough changed its name to Merck & Co., Inc. ("Merck"), resulting in a post-merger company with a single class of common stock.

The Proponent is a former Company employee whose employment was terminated in 1999. Every year since 2000, he has submitted a shareholder proposal seeking to require the Company to inform shareholders and others about various aspects of disputes within the Company or to otherwise address various aspects of the Company's ordinary business operations, such as supervision of its employees, management of Company assets, and conduct of a legal compliance program. In each instance, the Division of Corporation Finance (the "Staff") has agreed that the Company may exclude the Proponent's proposal. See Merck & Co., Inc. (avail. May 4, 2010) (excludable because Merck received it after the deadline for submitting proposals); Merck & Co., Inc. (avail. February 3, 2009) (excludable as relating to ordinary business operations (i.e., litigation strategy)); Merck & Co., Inc. (avail. January 11, 2008) (excludable as relating to ordinary business operations (i.e., management of the workplace)); Merck & Co., Inc. (avail. December 21, 2006) (excludable as relating to ordinary business operations);

Merck & Co., Inc. (avail. December 19, 2005) (excludable as relating to ordinary business operations (i.e., management of the workplace)); Merck & Co., Inc. (avail. January 19, 2005) (excludable as relating to ordinary business operations (i.e., management of the workplace)); Merck & Co., Inc. (avail. January 16, 2004) (excludable as relating to ordinary business operations (i.e., management of the workplace)); Merck & Co., Inc. (avail. January 23, 2003) (excludable as relating to a personal claim or grievance); Merck & Co., Inc. (avail. March 7, 2002) (excludable as relating to ordinary business operations (i.e., management of the workforce)) and Merck & Co., Inc. (avail. February 9, 2001) (excludable as relating to its ordinary business operations (i.e., the decision to dismiss employees).

ANALYSIS

The Proposal May Be Excluded Pursuant to Rule 14a-8(b)

Rule 14a-8(b) requires that a Proponent must continuously have held at least $2,000 in market value, or 1%, of the stock entitled to be voted on the proposal at the meeting for at least one year by the date of the proposal's submission (and must continue to hold those securities through the date of the meeting).

The Staff has repeatedly taken the position that when a Proponent acquires shares of voting securities in connection with a plan of merger, the transaction constitutes a separate sale and purchase of securities for the purposes of the federal securities laws. Therefore, ownership in an acquiring company's stock does not commence for purposes of Rule 14a-8 until the effective time of the merger. The Staff also has consistently granted no action relief in situations where the merger occurred less than one year before the shareholder proposal was submitted. *See* Sempra Energy (avail. February 8, 1999), Exelon Corporation (avail. March 15, 2001), Dow Chemical Company (avail. February 26, 2002), AT&T Inc. (avail. January 18, 2007), Green Bankshares, Inc. (avail. February 13, 2008), and Wendy's/Arby's Group, Inc. (March 19, 2009).

Therefore, in order to comply with the one year holding requirement, the Proponent must have held Merck Common stock since the Effective Date, and must have held Schering-Plough Common Stock from August 18, 2009 until the Effective Date. The Company holding requirement is not met if the Proponent only held Old Merck prior to the Effective Date.

The Proposal was received by the Company on August 18, 2010. Proponent did not include with the Proposal documentary evidence of ownership of Company securities sufficient to satisfy the requirements of Rule 14a-8(b). On August 26, 2010, after confirming that the Proponent did not appear in the Company's records as a shareholder, the Company sent a letter to the Proponent clarifying how the recently completed merger had impacted the requirement to demonstrate ownership of sufficient shares of Merck to satisfy the requirements of Rule 14a-8(b). A copy of the letter is attached hereto as Exhibit 2. The letter advised the Proponent of the background of the merger and explained how the Proponent could comply with Rule 14a-8 by demonstrating sufficient ownership of Merck Common Stock since the Effective Date and Schering-Plough Common Stock prior to the Effective Date. The letter had attached a copy of Rule 14a-8 and requested a response within 14 days of receipt.

The Company received a response from the Proponent on November 23, 2010, approximately two months after the Company's last correspondence. The Proponent's response did not include evidence that the Proponent owned the requisite amount of shares to satisfy the holding requirement. A copy of the Proponent's response is attached hereto as Exhibit 3.

As a result, the Proponent has failed to demonstrate that it held at least $2,000 in market value, or 1%, of Schering-Plough Common Stock for such a period prior to the Effective Date and Merck Common Stock after the Effective Date as would be necessary to satisfy the one year holding requirement, and therefore the Proponent has failed to demonstrate its eligibility to submit a shareholder proposal under Rule 14a-8 of the Exchange Act as a holder of Company common stock.

Staff Legal Bulletin No. 14 places the burden of proving these ownership requirements on the Proponent: the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company." The Staff has consistently granted no action relief with respect to the omission of a proposal when a Proponent has failed to supply documentary support regarding the ownership requirements within the prescribed time period after receipt of a notice pursuant to Rule 14a-8(f). *See* Unocal Corporation (avail. February 25, 1997), Motorola., Inc. (avail. September 28, 2001), Actuant Corporation (avail. October 16, 2001), H.J. Heinz Co. (avail. May 23, 2006), Yahoo! Inc. (avail. March 29, 2007), IDACORP, Inc. (avail. March 5, 2008) and Wendy's/Arby's Group, Inc. (March 19, 2009).

Accordingly, the Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate his eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the letter.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Relates to Ordinary Business Operations

Under Rule 14a-8(i)(7), a shareholder proposal may be excluded if it deals with a matter relating to a company's ordinary business operations. As the Commission stated in its release adopting the 1998 amendments to Rule 14a-8, the approach to this exclusion is consistent with the corporation laws of most states "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal expressly proposes that the Company terminate certain employees and seeks to direct the manner in which the Company fills the resulting vacancies. The Proposal directly relates to the management of the workforce and operations that are at the core of the Company's business. The management and supervision of Company employees are fundamental to the conduct of ordinary business operations of the Company. In addition, the Division has agreed in the past that a proposal, like this one, from a former employee seeking to impose certain employment standards on the Company could be excluded under Rule 14a-8(i)(7) since it dealt with the Company's ordinary business operations. The Division permitted exclusion of substantially similar proposals from this Proponent on this basis numerous times: See Merck & Co., Inc. (avail. January 11, 2008), Merck & Co., Inc. (avail. December 29, 2005), Merck & Co., Inc. (avail. January 19, 2005), Merck & Co., Inc. (avail. January 16, 2004), Merck & Co., Inc. (avail. March 7, 2002) and Merck & Co., Inc. (avail. February 9, 2001).

Because the Proposal seeks to impose certain employment standards on the Company, we believe the Proposal properly should be excluded under rule 14a-8a(i)(7).

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(4) As It Relates To A Personal Claim or Grievance

The Proponent was employed by the Company in its research department for over twenty years. His employment was terminated in 1999. Every year for the past ten years he has submitted a shareholder proposal alleging various improprieties by the Company and its personnel, and every year the Staff has agreed there was some basis to exclude the proposal. The Proponent continues his campaign to seek redress of a personal claim or grievance that he has against the Company and senior members of the Company's research division. The Staff repeatedly has stated that although a proposal does not on its face evidence a personal claim or grievance, it nevertheless may be excluded if it appears to be part of a campaign designed to redress an existing personal grievance. *See* General Electric Company (avail. January 12, 2007) (proposal related to certification requirements of Sarbanes-Oxley excludable under Rule 14a-8(i)(4) as relating to the redress of a personal claim or grievance, or designed to result in a benefit to the proponent or further a personal interest, which benefit or interest is not shared with other security holders at large); Merck & Co., Inc. (avail. January 23, 2003) (proposal from the Proponent was excludable under Rule 14a-8(i)(4)); ConocoPhillips (avail. March 7, 2008) (proposal to establish a special committee to oversee an investigation of the company); Texaco, Inc. (avail. March 18, 1993) (proposal regarding limits on executive and consultant compensation).

The Proposal is another variation on the substance of the proposals the Proponent has been submitting pursuant to Rule 14a-8 over the past ten years since his employment with the Company was terminated. The Company believes that the Proponent continues to use submission of these proposals alleging various improprieties by the Company and its personnel as a tactic designed to redress an existing personal grievance. In particular, as evidenced not only by the Proposal itself but further by the supporting statement, as in previous years, this Proponent is using this Proposal to attack the competence, integrity and ethical standards of Company management. Accordingly, we believe that this Proposal properly may be excluded under Rule 14a-8(i)(4) as related to the redress of a personal claim or grievance against the Company or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large.

CONCLUSION

Accordingly, for the reasons explained above, and without addressing or waiving any other possible grounds for exclusion, the Company requests the Staff to concur in our opinion that the Proposal may be excluded from the Company's Proxy Materials for the reasons set forth herein.

If you have any questions or require any further information, please contact me at 908-423-5744. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Very truly yours,



Jimmy Yang
Legal Director

EXHIBIT 1

Laszlo R. Treiber, Ph. D

FISMA & OMB Memorandum M-07-16


RECEIVED
AUG 1 8 2010

August 15, 2010

Ms. Debra A. Bollwage
Assistant Secretary
Merck & Co., Inc.
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2011. I express my intention to hold Merck securities valied at least $2,000.00 through the date of the 2011 Annual Meeting.

Very truly yours,

[signature]

Enclosure

At Windhover's Pharmaceutical Strategic Outlook meeting in New York City in April, 2009 Merck & Co.'s Chief Strategy Officer "Merv Turner laid the blame for industry woes at the feet of researchers." However, "he did not explain exactly how greater efficiency might be achieved" (quotes from an article titled "Big Pharma Blames Its Troubles on Scientists", by Scott Hensley, ***Science*Insider**, April 15, 2009).

RESOLVED: I propose that Merck & Co. agree with Merv Turner's allegation, that researchers are to be blamed for the inefficiency of drug discovery. I further propose, that all inefficient researchers along with the managers responsible for their hiring, job assignments and performance be terminated. In addition I propose, that all executives who do not "explain exactly how greater efficiency might be achieved" and successfully implemented be fired. Finally, I propose, that the vacancies thus created be filled with executives and researchers recognized by Merck as competent and productive by licensing in the drugs and technologies they have discovered, created and developed.

SUPPORTING STATEMENTS:

In the mid 1990s Merv Turner made the following suggestion to achieve greater efficiency in research: "*change the people or change the people*". As a matter of company policies and practices, executives and managers have the absolute power to identify, select, hire, assign and reassign individuals to fill research positions and to fire anyone of them at will. So, the reason for lack of efficiency in research is, that Merck executives such as Merv Turner himself identified, hired, assigned, reassigned and retained ineffective people. It is absurd indeed, that Merck executives are not the first ones to be made accountable for the lack of productivity of the reports they have selected for filling research positions and they are supposed to train, lead and supervise. The reports' productivity is a reflection of their supervisors' competence in hiring, training, leading and supervising them. As evidenced by the long-term history of drug discovery and development at Merck, the correlation between competence and performance applies to employees at all levels. Therefore, in order to properly address the perennial problem of inefficiency of drug discovery it's about time to apply the Merv Turner principal to individuals primarily responsible for staffing, supervising and leading Merck research: *change the executives or change the executives*.

Laszlo R. Treiber, Ph. D.

FISMA & OMB Memorandum M-07-16

November 17, 2010

RECEIVED

NOV 23 2010

Mr. Jimmy Yang, Esq., Legal Director
Merck & Co., Inc.
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Dear Mr. Yang:

I am in receipt of your letter dated August 26, 2010. Thank you very much for the detailed information about the terms under which stockholders' proposals may be accepted for the New Merck's Annual Meeting of Stockholders. As a former quite "*efficient*" Merck scientist I was thinking long and hard to decide how to put Dr. Turner's assessment of Merck scientists *vs.* my proposals in the proper perspective. One thing became clear to me: your vigilance is misplaced if you think that with the exclusion of my proposals you are protecting the Company. As a matter of fact you are protecting those who have caused the inefficiency of Merck's research.

It appears to me, that you invoke technicalities in order to justify the exclusion of my proposals rather than consider their merits. At the same time you do nothing about Dr. Turner's blatant and profoundly arrogant allegations already broadcasted to the whole world, that Merck scientists are "inefficient". It is absurd that Dr. Turner can take such liberty to go public and trash Merck as well as his own and other Merck executives' actions and to expose the Company's weakness without suggesting viable corrective measures. Further, he conveniently omitted, that the accomplishments of eminently competent and efficient scientists of the past are still paying his, the current generation of executives' and the "inefficient" scientists' salaries and perks.

Before names such as Scolnick, *Turner*, Shapiro, Perlmutter, Gould, Liesch, Schwartz and alike appeared on the scene, Merck was an icon and truly the envy of the rest of the industry, science and business. However the above individuals systematically and deliberately dismantled Merck's collection of the most brilliant, diligent and successful minds of drug discovery and development known anywhere at that time. Replacements turned out to be either substandard, or simply not interested in joining Merck under the conditions offered by Management. To see one example you may want to review the events surrounding Merck's attempt to attract Professor C. Richard Hutchinson to lead its Natural Products Drug Discovery. They wanted him to report to Dr. Turner, who never made any contribution to research! No wonder he had good reasons to feel insulted, as had many of those who were Merck scientists prior to the Turner era, when learning about the proceedings at the Windhover's Pharmaceutical Strategic Outlook meeting.

It's hardly a surprise, that Dr. Turner fell short of acknowledging, that the current competence level of Merck scientists is the direct result of Management's hiring decisions. If Merck scientists are inefficient, it's simply because in its position of absolute power Management has miserably failed to identify, attract and retain competent scientists. Dr. Turner is now trying to pass the responsibility on to those who are the products of the situation created by himself and by his fellow executives.

In conclusion, being selected to become a member of Merck's R&D team used to mean for a new hire (including myself in 1976) an exceptional professional recognition, a high honor and unique opportunity to work and to make contributions worthy of the best. By contrast, Company records of scientific contributions and Dr. Turner's presentation at Windhover's Pharmaceutical Strategic Outlook meeting are evidence, that employees in Merck research hired and managed by Drs. Scolnick, Turner, Shapiro, Perlmutter, Gould, Liesch, Schwartz and others of the same kind are about as inefficient as expected.

Very truly yours,



EXHIBIT 2

Office of Corporate Staff Counsel

Merck & Co., Inc.
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218

(VIA OVERNIGHT DELIVERY)


MERCK

August 26, 2010

Laszlo R. Treiber, Ph.D.

FISMA & OMB Memorandum M-07-16

Dear Dr. Treiber:

On August 18, 2010, we received your letter submitting a shareholder proposal for inclusion in the 2011 Annual Proxy Statement.

On November 3, 2009 (the "Effective Date"), Merck & Co., Inc. ("Old Merck") merged with and into a subsidiary of Schering-Plough Corporation ("Schering-Plough") and Schering-Plough changed its name to Merck & Co., Inc. ("New Merck").

Rule 14a-8(b)(2)(i) promulgated under the U.S. Securities Exchange Act of 1934, as amended, requires that you establish your continuous ownership of at least $2,000 in market value, or 1%, of New Merck securities entitled to be voted on your proposal at New Merck's Annual Meeting of Stockholders for at least one year from the date you submitted your proposal.

In order to comply with the rule, you must have held New Merck stock since the Effective Date, and also must have held Schering-Plough stock from August 18, 2009 until the Effective Date. Your letter did not provide information with respect to this requirement. Please provide us with documentation evidencing your continuous ownership of at least $2,000 in market value of Schering-Plough stock prior to the Effective Date for such a period as is necessary to satisfy the one year holding requirement.

If you have not satisfied this holding requirement, in accordance with Rule 14a-8(f), New Merck will be entitled to exclude the proposal. If you wish to proceed with the proposal, within 14 calendar days of your receipt of this letter, you must respond in writing to this letter and prove your eligibility by submitting either:

- a written statement from the "record" holder of the securities (usually a broker or bank), verifying that, at the time you submitted the proposal, you continuously held the securities for at least one year; or
- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting your ownership of shares as of or before the date on which the one-year eligibility period begins and

your written statement that you have continuously held the required number of shares for the one-year period as of the date of the statement.

In the event you demonstrate that you have met the holding requirement, New Merck reserves the right, and may seek to exclude the proposal if in New Merck's judgment the exclusion of such proposal in the Proxy Statement would be in accordance with SEC proxy rules.

For your convenience, I have enclosed a copy of SEC Rule 14a-8 in its entirety. If you should have any questions, you may contact me at (908) 423-5744. Please direct all further correspondence regarding this matter to my attention.

Very truly yours,



Jimmy Yang
Legal Director

Laszlo R. Treiber, Ph. D

FISMA & OMB Memorandum M-07-16


RECEIVED
AUG 18 2010

August 15, 2010

Ms. Debra A. Bollwage
Assistant Secretary
Merck & Co., Inc.
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Dear Ms. Bollwage:

Enclosed please find my Proposal, which I request to be included in the Notice of Annual Meeting of Stockholders 2011. I express my intention to hold Merck securities valied at least $2,000.00 through the date of the 2011 Annual Meeting.

Very truly yours,

Enclosure

At Windhover's Pharmaceutical Strategic Outlook meeting in New York City in April, 2009 Merck & Co.'s Chief Strategy Officer "Merv Turner laid the blame for industry woes at the feet of researchers." However, "he did not explain exactly how greater efficiency might be achieved" (quotes from an article titled "Big Pharma Blames Its Troubles on Scientists", by Scott Hensley, ***Science*Insider**, April 15, 2009).

RESOLVED: I propose that Merck & Co. agree with Merv Turner's allegation, that researchers are to be blamed for the inefficiency of drug discovery. I further propose, that all inefficient researchers along with the managers responsible for their hiring, job assignments and performance be terminated. In addition I propose, that all executives who do not "explain exactly how greater efficiency might be achieved" and successfully implemented be fired. Finally, I propose, that the vacancies thus created be filled with executives and researchers recognized by Merck as competent and productive by licensing in the drugs and technologies they have discovered, created and developed.

SUPPORTING STATEMENTS:

In the mid 1990s Merv Turner made the following suggestion to achieve greater efficiency in research: "*change the people or change the people*". As a matter of company policies and practices, executives and managers have the absolute power to identify, select, hire, assign and reassign individuals to fill research positions and to fire anyone of them at will. So, the reason for lack of efficiency in research is, that Merck executives such as Merv Turner himself identified, hired, assigned, reassigned and retained ineffective people. It is absurd indeed, that Merck executives are not the first ones to be made accountable for the lack of productivity of the reports they have selected for filling research positions and they are supposed to train, lead and supervise. The reports' productivity is a reflection of their supervisors' competence in hiring, training, leading and supervising them. As evidenced by the long-term history of drug discovery and development at Merck, the correlation between competence and performance applies to employees at all levels. Therefore, in order to properly address the perennial problem of inefficiency of drug discovery it's about time to apply the Merv Turner principal to individuals primarily responsible for staffing, supervising and leading Merck research: *change the executives or change the executives*.

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note 1 to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

Note 2 to § 240.14a-7. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Note 3 to § 240.14a-7. If the registrant is sending the requesting security holder's materials under § 240.14a-7 and receives a request from the security holder to furnish the materials in the form and manner described in § 240.14a-16, the registrant must accommodate that request.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention.

Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should

submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> *Note to paragraph (i)(1):* Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> *Note to paragraph (i)(2):* We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

EXHIBIT 3

Laszlo R. Treiber, Ph. D.

FISMA & OMB Memorandum M-07-16

November 17, 2010

RECEIVED

NOV 23 2010

Mr. Jimmy Yang, Esq., Legal Director
Merck & Co., Inc.
WS 3B-45
One Merck Drive
P.O. Box 100
Whitehouse Station, NJ 08889-0100

Dear Mr. Yang:

I am in receipt of your letter dated August 26, 2010. Thank you very much for the detailed information about the terms under which stockholders' proposals may be accepted for the New Merck's Annual Meeting of Stockholders. As a former quite "*efficient*" Merck scientist I was thinking long and hard to decide how to put Dr. Turner's assessment of Merck scientists *vs.* my proposals in the proper perspective. One thing became clear to me: your vigilance is misplaced if you think that with the exclusion of my proposals you are protecting the Company. As a matter of fact you are protecting those who have caused the inefficiency of Merck's research.

It appears to me, that you invoke technicalities in order to justify the exclusion of my proposals rather than consider their merits. At the same time you do nothing about Dr. Turner's blatant and profoundly arrogant allegations already broadcasted to the whole world, that Merck scientists are "inefficient". It is absurd that Dr. Turner can take such liberty to go public and trash Merck as well as his own and other Merck executives' actions and to expose the Company's weakness without suggesting viable corrective measures. Further, he conveniently omitted, that the accomplishments of eminently competent and efficient scientists of the past are still paying his, the current generation of executives' and the "inefficient" scientists' salaries and perks.

Before names such as Scolnick, *Turner*, Shapiro, Perlmutter, Gould, Liesch, Schwartz and alike appeared on the scene, Merck was an icon and truly the envy of the rest of the industry, science and business. However the above individuals systematically and deliberately dismantled Merck's collection of the most brilliant, diligent and successful minds of drug discovery and development known anywhere at that time. Replacements turned out to be either substandard, or simply not interested in joining Merck under the conditions offered by Management. To see one example you may want to review the events surrounding Merck's attempt to attract Professor C. Richard Hutchinson to lead its Natural Products Drug Discovery. They wanted him to report to Dr. Turner, who never made any contribution to research! No wonder he had good reasons to feel insulted, as had many of those who were Merck scientists prior to the Turner era, when learning about the proceedings at the Windhover's Pharmaceutical Strategic Outlook meeting.

It's hardly a surprise, that Dr. Turner fell short of acknowledging, that the current competence level of Merck scientists is the direct result of Management's hiring decisions. If Merck scientists are inefficient, it's simply because in its position of absolute power Management has miserably failed to identify, attract and retain competent scientists. Dr. Turner is now trying to pass the responsibility on to those who are the products of the situation created by himself and by his fellow executives.

In conclusion, being selected to become a member of Merck's R&D team used to mean for a new hire (including myself in 1976) an exceptional professional recognition, a high honor and unique opportunity to work and to make contributions worthy of the best. By contrast, Company records of scientific contributions and Dr. Turner's presentation at Windhover's Pharmaceutical Strategic Outlook meeting are evidence, that employees in Merck research hired and managed by Drs. Scolnick, Turner, Shapiro, Perlmutter, Gould, Liesch, Schwartz and others of the same kind are about as inefficient as expected.

Very truly yours,

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